STATE *of* DELAWARE
CERTIFICATE *of* FORMATION
A LIMITED LIABILITY COMPANY

ARTICLE I.

The name of this limited liability company is FLIPUR PROPERTY PARTNERS L.L.C..

ARTICLE II.

Its registered office in the State of Delaware is to be located at 254 Chapman Rd, Ste 209, Newark DE 19702. The registered agent in charge thereof is REPUBLIC REGISTERED AGENT LLC.

ARTICLE III.

The period of duration of the limited liability company shall be perpetual.

ARTICLE IV.

The purpose of the limited liability company is to engage in any lawful act or activity for which limited liability companies may be organized under the Delaware Limited Liability Company Act.

ARTICLE V.

The name and address of each initial member of the limited liability company is:

Flipur Investments - 19312 BROOKHURST ST, HUNTINGTON BEACH, CALIFORNIA 92646

I, the undersigned, for the purpose of forming a limited liability company under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Formation on the date below.

Dated: March 07, 2024

Lovette Dobson

Lovette Dobson, Organizer

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:22 AM 03/07/2024
FILED 09:22 AM 03/07/2024
SR 20240913041 - File Number 3222847